EXHIBIT 6.7

June 14, 2020

Dear John,

This letter confirms that Draganfly Inc. (the “Company”) has offered you employment on the following terms, to begin July 14th, 2020:

1.	Your position will be Chief Revenue Officer.

Your annual compensation shall be $140,000USD. This will be reviewed within 3 Months based on milestones being met and contingent upon the financial strength of the Company.

2.	Within the first 90 days of your employment we will structure a commission plan with an annual target of $140,000USD.

3.	The Company will grant you 500,000 Options issued and vesting within the company’s standard share compensation plan. These will be granted and set within 30 days as per the Board’s approval.

4.	As an employee of the Company, you will receive fifteen paid holiday days annually.

5.	You shall be reimbursed for reasonable and necessary business expenses authorized and verified to the Company’s satisfaction.

6.	Your employment is “at will”. Either you or the Company may terminate this employment relationship at any time for any reason with or without cause. Following a 3 month probationary period, the Company will grant you 2 months severance upon termination assuming that the termination is not for cause.

7.	Your employment is contingent upon your execution of the Company’s Non-Disclosure Agreement and the signing of an IP Assignment agreement.

8.	The Company and you hereby mutually agree to arbitrate any and all differences, claims, or disputes, of every kind (statutory or other) arising out of your employment or its termination. Such arbitration would be in the State of Florida, or another mutually agreed location, before the American Arbitration Association, and in lieu of any court action.

9.	Your employment shall be governed by Florida law.

No other promises or representations have been made to you.

Please sign in the space provided below to indicate your acceptance of this offer, and return it by Friday, June 19, 2020

Please note that this offer is subject to board approval.

Sincerely, /s/ Cameron Chell Cameron Chell Chairman cameron@businessinstincts.com (310)658-4413

/s/ John Bagocius By signing, I accept the above engagement.	June 17, 2020 Date

SCHEDULE A

JOB DESCRIPTION

Responsibilities include:

•	Work with the CEO and other leadership to develop growth targets

•	Develop and execute short, mid and long term strategies for Sales, Marketing, customer acquisition and engagement.

•	Grow, and develop a dynamic sales and marketing team

•	Mentor and provide leadership to a growing business and develop an engaging and positive work culture

•	Overall responsibility for leading Sales, new product launches, the development and execution of marketing plans and budgets